Filed pursuant to Rule 433

Registration No. 333-287650

Issuer Free Writing Prospectus dated June 3, 2025

Relating to Preliminary Prospectus Supplement dated June 3, 2025

$500,000,000

AUTODESK, INC.

Pricing Term Sheet

5.300% Notes due 2035

Issuer:	Autodesk, Inc.

Format:	SEC Registered

Title:	5.300% Notes due 2035 (the “notes”)

Principal Amount:	$500,000,000

Maturity Date:	June 15, 2035

Coupon:	5.300%

Ratings*:	A3 by Moody’s Investor Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Price to Public:	99.737% of face amount

Underwriting Discount:	0.650% per note

Yield to Maturity:	5.334%

Spread to Benchmark Treasury:	T+87 basis points

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	98-09+; 4.464%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2025, accruing from June 6, 2025

Make-Whole Call:	At any time prior to March 15, 2035, at a discount rate of Treasury plus 15 basis points

Par Call:	On or after March 15, 2035

Trade Date:	June 3, 2025

Settlement Date**:	June 6, 2025 (T+3)

CUSIP/ISIN:	052769 AJ5 / US052769AJ50

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC

Co-Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than one business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 800-831-9146, BofA Securities, Inc. toll-free at 800-294-1322 or J.P. Morgan Securities LLC collect at 212-834-4533.